Shareholder Alert

Consider Director Conduct at the 2018 Netflix annual meeting when you vote regarding directors in 2019

Netflix reported that 5 of the 6 shareholder proposals received a majority of the yes and no votes – up to an 84% majority at the June 6, 2018 “virtual” annual meeting.
However the vast majority of the directors were absent from the “virtual” annual meeting although they only needed to make a telephone call in order to attend.
Such directors should be under close supervision by shareholders to see if they deserve shareholders votes at the 2019 annual meeting.

The Netflix June 7, 2018 letter to the Securities and Exchange Commission, in an attempt to defend its 2018 annual meeting, in effect said that with its virtual annual meeting the shareholder attendance went up while the meeting content went down and director attendance was in the cellar.

What is the point of having an annual meeting with virtually no content and skeleton director attendance? That is the new meaning of a virtual meeting – a meeting with virtually no content and directors ditching the meeting. The vast majority of directors were not present to hear the presentation of 6 rule 14a-8 proposals – a gross affront to shareholders especially since 5 of the proposals received majority votes.

Netflix shows that a virtual meetings is a springboard for an annual meeting with no content.
An argument for a virtual meeting becomes a dog whistle for a meeting with virtually no content with skeleton attendance by directors.

 The company rationale, as related to the SEC, is that there is no need to have content at the annual meeting if shareholders can find content “elsewhere.”

The Netflix June 7, 2018 letter to the Securities and Exchange Commission mentioned 14 shareholder proposals from previous annual meetings but failed to mention that all or nearly all of these 14 proposals received majority votes that were ignored by Netflix directors.

“Highlights” of the 2018 Netflix annual meeting:
It was 18 minutes to cover the business matters including 6 shareholder proposals.
The Q&A was less than 3 minutes.
No company status report.
The meeting was finished in 20 minutes.
80% of directors were absent – not even present by telephone to hear multiple speakers protest the director practice of ignoring majority votes for rule 14a-8 proposals.

John Chevedden
Netflix shareholder since 2010

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
 This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder asks all shareholders to vote against 4 following the instructions provided in the management proxy mailing.